UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2025 (Report No. 4)

Commission File Number: 001-39957

NEWCELX LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On November 17, 2025, NewcelX Ltd., a corporation incorporated under the laws of Switzerland, issued a press release titled: “NewcelX Strengthens Scientific Advisory Board with Appointment of Jeremy Shefner, MD, PhD, Chief Medical Officer at the Barrow Neurological Institute.” A copy of this press release is furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NewcelX Strengthens Scientific Advisory Board with Appointment of Jeremy Shefner, MD, PhD, Chief Medical Officer at the Barrow Neurological Institute”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewcelX Ltd.

Date: November 17, 2025	By:	/s/ Ronen Twito
		Name:	Ronen Twito
		Title:	Chief Executive Officer

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